SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d – 102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED

PURSUANT TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS

THERETO FILED PURSUANT TO 13d-2(b)

(Amendment No. 9)*

CCF Holding Co.

(Name of Issuer)

Common Stock, $.10 par value per share

(Title of Class of Securities)

12487X 10 4

(CUSIP Number)

December 31, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 12487X 10 4	Page 2 of 5

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON David B. Turner
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 SOLE VOTING POWER 212,996 (a)
6 SHARED VOTING POWER 8,233 (b)
7 SOLE DISPOSITIVE POWER 212,996 (a)
8 SHARED DISPOSITIVE POWER 8,233 (b)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 221,228 (a)(b)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES N/A	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.1%
12	TYPE OF REPORTING PERSON IN

(a)	Includes 27,825 shares issuable upon the exercise of presently exercisable options, 28,423 shares held indirectly through the Heritage Bank Employee Stock Option Plan, and 35,269 shares held indirectly through an individual retirement account.
(b)	Includes 8,233 shares held indirectly by Mr. Turner’s spouse, consisting of 1,688 shares issuable upon the exercise of presently exercisable options, 5,207 shares held indirectly through the Heritage Bank Employee Stock Ownership Plan, and 1,338 shares held indirectly through an individual retirement account.

CUSIP NO. 12487X 10 4	Page 3 of 5

Item 1	(a).	Name of Issuer:

CCF Holding Co.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

101 North Main Street Jonesboro, Georgia 30236

Item 2	(a).	Name of Person Filing:

David B. Turner

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

101 North Main Street Jonesboro, Georgia 30236

Item 2	(c).	Citizenship:

United States of America

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.10 par value per share

Item 2	(e).	CUSIP Number:

12487X 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

	(a)	☐ Broker or dealer registered under Section 15 of the Exchange Act.

	(b)	☐ Bank as defined in Section 3(a)(6) of the Exchange Act.

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act.

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act.

	(e)	☐ An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).

	(f)	☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

	(g)	☐ A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

	(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

	(i)	☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of Investment Company Act.

	(j)	☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒

CUSIP NO. 12487X 10 4	Page 4 of 5

Item 4.	Ownership:

	(a)	Amount beneficially owned:		221,228

	(b)	Percent of class:		6.1%

	(c)	Number of shares as to which such person has

		(i)	sole power to vote or direct the vote:	212,996	(a)

		(ii)	shared power to vote or direct the vote:	8,233	(b)

		(iii)	sole power to dispose or to direct the disposition of:	212,996	(a)

		(iv)	shared power to dispose or direct the disposition of:	8,233	(b)

Item 5.	Ownership of Five Percent or Less of a Class:

	Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

	Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

	Not applicable

Item 8.	Identification and Classification of the Members of the Group:

	Not applicable.

Item 9.	Notice of Dissolution of Group:

	Not applicable

Item 10.	Certification:

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(a)	Includes 27,825 shares issuable upon the exercise of presently exercisable options, 28,423 shares held indirectly through the Heritage Bank Employee Stock Option Plan, and 35,269 shares held indirectly through an individual retirement account.
(b)	Includes 8,233 shares held indirectly by Mr. Turner’s spouse, consisting of 1,699 shares issuable upon the exercise of presently exercisable options, 5,207 shares held indirectly through the Heritage Bank Employee Stock Ownership Plan, and 1,338 shares held indirectly through an individual retirement account.

CUSIP NO. 12487X 10 4	Page 5 of 5

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2009

Signature:	/s/ David B. Turner
Name:	David B. Turner